# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020688
Filed by CIK 0001849019

## Reporting persons
- AltC Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M. Klein Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.41% of the class)
- Michael Klein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.41% of the class)

## Item 1. Issuer
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
1. AltC Sponsor LLC
2. M. Klein Associates, Inc.
3. Michael Klein

This Schedule 13G/A is being filed as an amendment ("Amendment No. 1") to the statement on Schedule 13G filed with the Securities and Exchange Commission ("SEC") on behalf of AltC Sponsor LLC (the "Sponsor"), M. Klein Associates, Inc. ("M. Klein") and Michael Klein (together with the Sponsor and M. Klein, the "Reporting Persons"), with respect to the Class A common stock ("Common Stock") of Oklo Inc. (the "Issuer") on February 11, 2022 (the "Schedule 13G"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of shares of Common Stock by the Sponsor on a pro rata basis to its members or their permitted transferees, including to M. Klein, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

640 Fifth Avenue, 14th Floor
New York, NY 10019
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

On November 14, 2024, the Sponsor consummated a pro rata distribution of its shares of Common Stock to its members (the "Sponsor Distribution"). After the Sponsor Distribution, 212,900 shares of Common Stock are held of record by M. Klein Associates, Inc. and 287,100 shares of Common Stock are held of record by Allies Capital Corp. Michael Klein is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of the Sponsor. Michael Klein is the sole stockholder of Allies Capital Corp. Percentage ownership is based on 122,096,270 shares of Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2024.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AltC Sponsor LLC: /s/ Jay Taragin, Jay Taragin/Chief Financial Officer (02/14/2025)
- M. Klein Associates, Inc.: /s/ Jay Taragin, Jay Taragin/Chief Financial Officer (02/14/2025)
- Michael Klein: /s/ Michael Klein, Michael Klein (02/14/2025)